

July 13, 2015

<u>Via E-mail</u>

Jennifer K. Simpson, Ph.D.
President and Chief Executive Officer
Delcath Systems, Inc.
1301 Avenue of the Americas
43rd Floor
New York, New York 10019

      Re: **Delcath Systems, Inc.**
                Amendment No. 2 to Registration Statement on Form S-1
                Filed July 7, 2015
                File No. 333-204979

Dear Dr. Simpson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2015 letter.

<u>Fee Table</u>

1.   We note your response to prior comment 4 and your revised disclosure on page 59. We note, however, that the fee table continues to indicate that the Series B Warrants underlying the Units are for the purchase of one additional share of common stock and one additional Series B Warrant whereas your description on page 59 indicates that the Series B Warrants are for the purchase of one additional share of common stock and one additional Series A Warrant. Please revise your fee table so that it registers the offering you intend to make. Please also have counsel revise its opinion, as necessary.

Prospectus

2.   For each security being offered, please disclose the number of such securities being offered. Please see Question No. 227.012 of the Securities Act Rules Compliance and Disclosure Interpretations available on our website.

Prospectus Summary

3.   We note your disclosure on page 53 that a settlement fund of $8.5 million has been established and your disclosure on page 55 that you have agreed to pay plaintiffs' costs and attorneys' fees of $495,000. Please tell us whether the settlement fund was established using your cash and clarify what you mean by the disclosure that the settlement fund "is not expected to result in any additional expense in the Company's financial statements."

Use of Proceeds, page 35

4.   We note the revised disclosure in response to prior comment 2. We note your disclosure that the proceeds will be used to produce "interim" results for the Phase 2 Hepatocellular/Intrahepatic cholangiocarcinoma clinical trial and "initiation" of a Phase 3 Ocular Melanoma clinical trial. As requested by prior comment 2, please continue to revise your disclosure to specify what steps will remain until commercialization of your products.

Series B Warrants, page 60

5.   Please include appropriate disclosure regarding the anti-dilution adjustments to be made to the Series B Warrants under Section 9(e) of the form of the Series B Warrant.

Series B Warrants, page 69

6.   Your revised disclosure that the underwriter will receive a solicitation fee of 4.0% does not appear to reconcile to Section 4(t) of the Underwriting Agreement. Please advise or revise your disclosure as appropriate.

Exhibit 5.1

7.   We note that counsel has limited its opinions to the Delaware General Corporation Law and expresses no opinion with respect to the laws of any state or jurisdiction. We also note that the warrants are governed by New York state law. Please provide an opinion of counsel which opines that the warrants are valid and binding obligations of the company under New York law.

8.   When offering Units comprised of underlying securities, the legality opinion must address the legality of the issuance of the Unit itself, in addition to each component. Please provide an opinion that addresses the legality of the Units. See Section II.B.1.h of Staff Legal Bulletin No. 19. Please also ensure that the opinion does not include any assumptions of material fact or assume away the issue to which the opinion relates. We note, for example, the assumption in (iii) of the fourth paragraph.

        Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek for

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail):   Steven A. Navarro, Esq.
                   Morgan, Lewis & Bockius LLP